ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated February 6, 2007

15-NC2y/3m CMS Spread Range Note Indicative Terms and Conditions – February 5, 2007

Summary Terms of Note

Security Codes	:	■ CUSIP: 2515A0 AX 1 ■ ISIN: US2515A0AX19
Underwriter	:	Deutsche Bank Securities Inc. (DBSI)
Issuer Ratings	:	Moody’s Aa3
Denomination	:	$1,000 per Note (min. investment $1,000)
Coupon	:

Years 1 – 2: 7.50% – 8.00%

Years 3 – Year 15: [7.50% – 8.00%] x N/D

(quarterly, 30/360, unadjusted)

Where:

N = Number of Calendar Days in Reference Period where Spread fixes equal to or above Accrual Barrier.

D = Number of Calendar Days in Reference Period.

Minimum Coupon is 0.00%

Accrual Barrier	:	0.00%
Spread	:	CMS30y - CMS2y
CMS 30y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 30 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on each day in the Reference Period.
CMS 2y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to 2 years which appears on the Reuters screen ISDAFIX1 Page at 11:00 am New York time on each day in the Reference Period.
Reference Period	:	Each period beginning on (and including) the day that is two Business Days prior to the commencement of each coupon period and ending on (and excluding) the day that is two Business Days immediately before the next coupon payment date.
Payment Dates	:	Quarterly, 30/360 unadjusted
Call Provision	:	The Issuer has the right to call the Notes at par 2 years from Issue Date and quarterly thereafter by giving not less than 5 Business Days notice to the noteholder.
Call Notification Period	:	5 Business Days prior to each coupon date
Issuer	:	Deutsche Bank
Business Days	:	New York, London
Business Day Convention	:	Following
Governing Law	:	New York
Settlement	:	DTC
Calculation Agent	:	Deutsche Bank AG, London

2. Relevant Dates

Offering Period	:	February 7th, 2007 - February 23rd, 2007 (books close at 2:00pm EST)
Trade Date	:	February 23rd, 2007
Settlement Date	:	February 28th, 2007 ( 3 business days after the Trade Date)
Maturity Date	:	February 28th, 2022 (15 years)

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated February 6, 2007

Product Snapshot 15 Year Non-Call 2 Year Spread Range Note Indicative Terms Only – February 5, 2007

Sample Structure:

•	Issuer:	Deutsche Bank AG, London Branch (Aa3)
•	Underlying Rates:	30-Year CMS Rate and 2-Year CMS Rate
•	Maturity:	15 years
•	Interest Rate:
	Years 1 – 2	7.50% - 8.00% (to be set on the trade date)
	Years 3 – 15 (if not called)	7.50% - 8.00% (to be set on the trade date), subject to the Range Condition
Quarterly interest payments, 30/360
•	Range Condition:	30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate
•	Call Provision:	Callable by the Issuer 2 years from the issue date and quarterly thereafter

Positioning:

•

Investor is guaranteed to receive a coupon of between 7.50% and 8.00% (to be set on the trade date), for 2 years. Thereafter, the investor receives a proportion of the maximum coupon of between 7.50% and 8.00% to be determined on the trade date equal to the percentage of time during the applicable reference period that the 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate.

•	Out of 3328 business days since May 1994, the 30-Year CMS Rate has been lower than the 2-Year CMS Rate for only 9 business days and never by more than 0.0410%.*
•	Since 1994 the average difference between the 30-Year CMS Rate and the 2-Year CMS Rate has been 132bps.*

Source: Bloomberg	Source: Bloomberg

*Past results do not indicate future performance

Upside Scenario:

•	The spread between the 30-Year CMS Rate and the 2-Year CMS Rate (the “Spread”) remains positive for a significant portion of the coupon period.

Downside Scenario:

•

The Notes are principal protected. Although the Notes may pay zero coupon after the second year, Investor will always receive a payment at maturity equal to the principal amount of the Notes, subject to Issuer credit risk. (See next page for “Risk Considerations”)

Risk Considerations:

•	The Notes may not pay interest after the second year.
•	The Notes may be called by the Issuer two years from the issue date and quarterly thereafter.
•

Liquidity and Market Risk – The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.

•	Credit Risk – Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for a Coupon Period:

Because the 30-Year CMS Rate and the 2-Year CMS Rate may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the Notes. The Interest Rate on the Notes during the first 2 years will be set on the trade date and will be between 7.50% and 8.00%. Thereafter, the Interest Rate for each Interest Period will be calculated by multiplying a base rate, which will be set on the trade date and will be between 7.50% and 8.00%, by the quotient of (a) the number of calendar days in such Interest Period for which the Spread is greater than or equal to 0 (N), divided by (b) the number of calendar days in that Interest Period (D).

Presented below are examples of hypothetical Interest Rates for Interest Periods occurring 2 years or more from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the Spread could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below assume that there are exactly 90 calendar days in each Interest Period (D) and that the Base Rate on the Notes after the first 2 years is equal to 7.75% per annum. Accordingly, the Interest Rate = 7.75% x N/90.

Example 1:

The 30-Year CMS Rate exceeds the 2-Year CMS Rate on every day in the Interest Period.

N = 90 and the Interest Rate per annum = 7.75% x 90/90 = 7.75%.

Example 2:

The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 60 days in the Interest Period.

N = 60 and the Interest Rate per annum = 7.75% x 60/90 = 5.17%.

Example 3:

The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 30 days in the Interest Period.

N = 30 and the Interest Rate per annum = 7.75% x 30/90 = 2.58%.

Example 4:

The 30-Year CMS Rate exceeds the 2-Year CMS Rate on only 15 days in the Interest Period.

N = 15 and the Interest Rate per annum = 7.75% x 15/90 = 1.29%.

Example 5:

The 30-Year CMS Rate does not exceed the 2-Year CMS Rate on any day in the Interest Period.

N = 0 and the Interest Rate per annum = 7.75% x 0/90 = 0.00%.

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Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of February 5, 2007. These prices reflect an estimate of the value of the Notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective Duration is the measure of responsiveness of the hypothetical mid-market prices of the Notes to fluctuations in the USD swap curve, taking into account that interest payments on the Notes after the second year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the Spread and interest rates in general. (The USD swap curve is a yield curve comprising rates for different swap maturities, e.g., 1, 2, 3, 4, 5, 7, 10 and 30 years). Hypothetical Analysis results will be different at different points in time during the term of the Notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The Notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the Notes. Deutsche Bank AG and its affiliates may act as market makers for the Notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their Notes at such prices, or at any prices, at any time during the term of the Notes.

Parallel Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on February 5, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the Notes even though the Spread and, therefore, the Interest Rate payable on the Notes for the relevant Interest Period, will remain unchanged.

Parallel Shift
Basis Points	-100	-75	-50	-25	0	25	50	75	100
Effective Duration	4.11	4.39	4.50	4.73	4.93	5.07	5.14	5.18	5.30
Estimated Mid-Market Price %	104.54	103.47	102.36	101.21	100.00	98.75	97.47	96.18	94.88

Steepening Shift: The table below illustrates changes in the hypothetical mid-market prices of the Notes resulting from an instantaneous change in the USD swap curve above the 2-Year CMS Rate and, therefore, the spread between the 30-Year CMS Rate and the 2-Year CMS Rate points on the USD swap curve, from its level on February 5, 2007. The table below assumes that the 2-Year CMS Rate remains constant, whereas the 30-Year CMS Rate fluctuates by the number of basis points specified below.

Steepening Shift
Basis Points	-100	-75	-50	-25	0	25	50	75	100
Effective Duration	6.43	6.29	6.16	5.77	4.93	3.59	3.01	2.58	2.49
Estimated Mid-Market Price %	70.10	75.56	84.13	92.98	100.00	103.83	105.17	105.58	105.74

Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 26, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 26 or this document if you so request by calling toll-free 1-800-311-4409.

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